EXHIBIT 12

Ryder System, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
Continuing Operations
(Dollars in thousands)

	Years Ended
	2012	2013	2014	2015	2016
EARNINGS:
Earnings before income taxes	302,768	369,014	338,267	469,215	406,381
Fixed charges	183,902	181,460	187,291	194,573	190,083
Add: Amortization of capitalized interest	713	589	535	571	599
Less: Interest capitalized	—	—	—	—	—
Earnings available for fixed charges (A)	487,383	551,063	526,093	664,359	597,063

FIXED CHARGES:
Interest and other financial charges	143,590	140,729	144,960	150,721	147,843
Portion of rents representing interest expense	40,312	40,731	42,331	43,852	42,240
Total fixed charges (B)	183,902	188,144	187,291	194,573	190,083

RATIO OF EARNINGS TO FIXED CHARGES (A) / (B)	2.65x	3.04x	2.81x	3.41x	3.14x